Exhibit 4.2

DESCRIPTION OF REGISTRANT’S SECURITIES

The following summary of securities of Yale Transaction Finders, Inc. (the “Company”) is based on and qualified by the Company’s Certificate of Incorporation, as amended (the “Charter”). References to the “Company” and to “we,” “us,” and “our” refer to Yale Transaction Finders, Inc.

COMMON STOCK

The Company’s Charter authorizes the issuance of 80,000,000 shares of common stock, $.0001 par value per share. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the board of directors in its discretion, from funds legally available therefore. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares.

PREFERRED STOCK

The Company’s Charter authorizes the issuance of 20,000,000 shares of preferred stock, $.0001 par value per share. No preferred shares have been issued. Our board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors will be able to, without stockholder approval, issue shares of preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our board of directors to issue shares of preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no shares of preferred stock issued and outstanding at the date hereof. Although we do not currently intend to issue any preferred stock, we cannot assure you that we will not do so in the future.